Exhibit 99.1

December 16, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated October 28, 2020 informing that Wipro Limited (“Company”) has signed a definitive agreement to acquire Encore Theme Technologies Private Limited (“Encore Theme”), a specialist in providing SaaS and Cloud solutions in financial services.

In continuation to the aforesaid letter, this is to inform that the Company has completed the acquisition of 83.4% equity stake in Encore Theme. The remaining 16.6% equity stake will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary